Exhibit 12.1

MANTECH INTERNATIONAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table provides our consolidated ratios of earnings to fixed charges (in thousands except ratios):

	Year Ended December 31,						Three Months Ended March 31,
	2005	2006	2007	2008	2009	Pro Forma 2009(5)	2009	2010	Pro Forma 2010(5)
Fixed Charges:
Interest expense (1)	3,165	2,375	5,103	3,978	1,141	15,644	303	997	3,625
Amortized premiums, discounts and capitalized expenses related to indebtedness (2)	83	83	393	280	300	493	69	138	138
Estimate of the interest within rental expense (3)	7,998	9,199	10,921	17,791	17,128	17,128	3,803	3,858	3,858

Total Fixed Charges	11,246	11,657	16,417	22,049	18,569	33,265	4,175	4,993	7,621

Earnings:
Pre-tax income from continuing operations before income or loss from equity investees (4)	85,279	90,421	110,125	149,959	178,508	179,815	40,121	44,301	42,477
Fixed charges	11,246	11,657	16,417	22,049	18,569	33,265	4,175	4,993	7,621
Distributed income of equity investees (4)	2,962	—	—	—	—	—	—	—	—

Total Earnings	99,487	102,078	126,542	172,008	197,077	213,080	44,296	49,294	50,098

Ratio of Earnings to Fixed Charges	8.8	8.8	7.7	7.8	10.6	6.4	10.6	9.9	6.6

(1)	Interest expense consists of interest on indebtedness.
(2)	Represents the amortization of financing costs incurred in connection with the Company’s credit agreements.
(3)	The proportion of rental expense deemed to be representative of the interest factor is one third.
(4)	Equity Investees are investments accounted for using the equity method of accounting.
(5)	The pro forma calculations reflect the acquisition of Sensor Technologies Inc. (STI) as if it had occurred on January 1, 2009, as well as an assumed debt level of $200.0 million during each period with an interest expense calculated based on a 7.25% interest rate.